Filed Pursuant To Rule 433

Registration No. 333-180974

January 28, 2014

Mazza Interview: Asian Demand Key Driver Of Gold

By Cinthia Murphy

Posted on ETF.com

27 January 2014

Gold prices plummeted nearly 30 percent last year, but have now bounced nearly 5 percent so far this month. That turn of events seems to be related to strong demand in Asia, as consumers there are buying the yellow metal, ever since it fell out of favor with so many investors here.

Investors need to understand what drives gold prices, and realize the important diversifier that gold is, State Street Global Advisors’ David Mazza says. And yes, the asset-bleeding SPDR Gold Trust (GLD | A-100) will be fine in the long run, he adds.

ETF.com: After dropping nearly 30 percent last year, gold has been rising this month. What is driving this market?

David Mazza: What we saw in 2013 was really a confluence of events that impacted the price of gold after having a decade-plus of very robust performance relative to other assets. One of the interesting events we saw in 2013, and continue to see to a slightly lesser extent today, is the changing demand from Western investors towards Eastern investors. That’s going to be really important as a driver of gold’s price going forward.

In fact, 2013 marks the year where Chinese demand was stronger than Indian demand for the first time. When we think about where we are in the festival season, in China in particular, we are just beginning to enter that phase now.

You also have Valentine’s Day, which is impactful for the West, but also in several Asian markets as well. All of this really supports the jewelry side of demand, although when we look at emerging market consumption of gold, it’s also partially investment demand.

But what we’re seeing in regards to exchange-traded funds is that there has been less aggressive selling by investors this year.

ETF.com: Is this Eastern demand a new untapped market for gold, or has it always been there? What’s bringing Chinese buyers into the market so aggressively?

Mazza: There has always been demand from the Eastern market, but we’re seeing increasing demand as the Chinese, and to a lesser extent other Asian markets, continue to see growth in disposable income.

That is also increasing their ability to consider gold as a financial asset, particularly because there’s been liberalization of individual gold markets there, not just with the Shanghai gold exchange. More local investors now have access to gold.

Beyond that, we’re seeing this push/pull relationship between Western institutional investors to move into gold, some of them in a much more tactical setting, in the past few years as its price performed extremely well, versus its continued increase on the demand side in the emerging markets, and in particular, Asia.

ETF.com: Is this growing demand for gold dependent on global economic growth? Are the two correlated?

Mazza: I think the market perception is that those components are extremely correlated. The consumer in the Asian market seems to be somewhat price-sensitive, which is one of the big drivers behind the demand we’ve seen following the price decline.

The marketplace seems to suggest that, should the global economy falter, there won’t be as much gold demand from those types of investors. But I think that gold’s supply and demand dynamic remains broadly healthy.

There’s really no change expected in mine production, and we might actually be looking at falling supplies. And we have seasonal strength from the jewelry market, and technological and industrial uses of gold, which continue to grow gradually as economic activity improves.

There’s also the central bank demand. That remains a very important consideration from the long-term perspective. Central banks were net sellers for many years, but they have moved to being buyers. Our expectation is that they will continue to look for ways to diversify away from the U.S. dollar and the euro, and into assets such as gold, which can play a role in their broader reserve portfolios.

ETF.com: Is gold priced for bargain hunters, or should investors be looking at it more broadly?

Mazza: Many investors look at gold with a narrow viewpoint. By that, I mean they think gold offers only one benefit to their portfolio, such as an inflation hedge. But they need to look at gold from a broader perspective. It can play an important role in a portfolio relative to other assets, particularly stocks and bonds.

We saw extremely robust returns from equity markets—higher than most strategists’ expectations last year—plus we saw changes in interest rate dynamics, all of which point to the need for broader-based portfolio construction decisions. That’s when gold can play a very important role in portfolios, because it offers uncorrelated return streams, and potential volatility dampening.

ETF.com: Gold is the ultimate diversifier?

Mazza: It’s definitely one of the most important diversifiers to have, because of its unique supply and demand characteristics, which are very different from what you find in other assets: something that is influenced by not just Westerners; but Easterners; influenced by jewelry; investment demand; central bank and official sector demand; and technological demand—all of which can all lead to price behavior and returns that may look very different than what you can find with more traditional assets.

ETF.com: Does gold belong in every investor’s portfolio?

Mazza: The research has shown that for the majority of investment portfolios, some exposure to gold is beneficial over the long run. When we look at how market cycles are influenced by both deflationary and inflationary trends; at the changes in currencies’ behavior; and at the fact that investors increasingly have more international and globalized portfolios, that’s when you should really think about an allocation in gold. Even a modest one can play a very important role in a diversified portfolio.

ETF.com: GLD is the biggest physical gold ETF by far, but it lost more than $25 billion in assets last year, and has continued to bleed—very modestly—this year. Are you worried about those asset flows?

Mazza: We continue to focus on the fact that GLD has offered investors the ability to express an opinion on gold. The ETF structure as a way of providing access to gold bullion remains very attractive, and through positive times and through difficult times in the gold market, GLD continues to be at the forefront of investor access. That’s what we focus on.

When we think about what the future looks like, the conversations that we have with clients today—both institutional investors and financial advisors—is much more focused on strategic allocations to gold in terms of an overall portfolio construction.

It’s no longer just focused on tactical concerns about how to profit from gold or from GLD in an investment portfolio relative to other ETFs or stocks and bonds.

ETF.com: What should investors consider when they look at gold today?

Mazza: There are a few different things to keep an eye out for in gold. The trends that we see within the ETF market itself, and the trends we’re continuing to see in Asian consumer demand. Oftentimes we focus on whether or not GLD—or gold—is moving because of comments about tapering or things coming out of the Federal Reserve, but what we find is that the demand drivers of gold have more influence over the longer run. What drives gold is more than just a U.S.-centric viewpoint of its investment benefits.

ETF.com: Is gold priced for bargain hunters, or should investors be looking at it more broadly?

Mazza: Many investors look at gold with a narrow viewpoint. By that, I mean they think gold offers only one benefit to their portfolio, such as an inflation hedge. But they need to look at gold from a broader perspective. It can play an important role in a portfolio relative to other assets, particularly stocks and bonds.

We saw extremely robust returns from equity markets—higher than most strategists’ expectations last year—plus we saw changes in interest rate dynamics, all of which point to the need for broader-based portfolio construction decisions. That’s when gold can play a very important role in portfolios, because it offers uncorrelated return streams, and potential volatility dampening.

ETF.com: Gold is the ultimate diversifier?

Mazza: It’s definitely one of the most important diversifiers to have, because of its unique supply and demand characteristics, which are very different from what you find in other assets: something that is influenced by not just Westerners; but Easterners; influenced by jewelry; investment demand; central bank and official sector demand; and technological demand—all of which can all lead to price behavior and returns that may look very different than what you can find with more traditional assets.

ETF.com: Does gold belong in every investor’s portfolio?

Mazza: The research has shown that for the majority of investment portfolios, some exposure to gold is beneficial over the long run. When we look at how market cycles are influenced by both deflationary and inflationary trends; at the changes in currencies’ behavior; and at the fact that investors increasingly have more international and globalized portfolios, that’s when you should really think about an allocation in gold. Even a modest one can play a very important role in a diversified portfolio.

ETF.com: GLD is the biggest physical gold ETF by far, but it lost more than $25 billion in assets last year, and has continued to bleed—very modestly—this year. Are you worried about those asset flows?

Mazza: We continue to focus on the fact that GLD has offered investors the ability to express an opinion on gold. The ETF structure as a way of providing access to gold bullion remains very attractive, and through positive times and through difficult times in the gold market, GLD continues to be at the forefront of investor access. That’s what we focus on.

When we think about what the future looks like, the conversations that we have with clients today—both institutional investors and financial advisors—is much more focused on strategic allocations to gold in terms of an overall portfolio construction.

It’s no longer just focused on tactical concerns about how to profit from gold or from GLD in an investment portfolio relative to other ETFs or stocks and bonds.

ETF.com: What should investors consider when they look at gold today?

Mazza: There are a few different things to keep an eye out for in gold. The trends that we see within the ETF market itself, and the trends we’re continuing to see in Asian consumer demand. Oftentimes we focus on whether or not GLD—or gold—is moving because of comments about tapering or things coming out of the Federal Reserve, but what we find is that the demand drivers of gold have more influence over the longer run. What drives gold is more than just a U.S.-centric viewpoint of its investment benefits.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.